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Solectron Corporation 425

 *Filed on behalf of Solectron Corporation
Pursuant to Rule 425 under the Securities Act of 1933.
Subject Company: C-MAC Industries, Inc.
Commission File No. 001-15108

         SOLECTRON ANNOUNCES RESULTS OF SPECIAL MEETING OF STOCKHOLDERS

For Immediate Release: Nov. 28, 2001

MILPITAS, Calif. -- Solectron Corporation (NYSE: SLR), the world's leading provider of electronics manufacturing and supply-chain management services, announced that its stockholders approved the issuance of shares of Solectron common stock to shareholders of C-MAC Industries Inc. to complete Solectron's acquisition of C-MAC. The results of the vote were announced today at its special meeting of stockholders held at its corporate headquarters.

Solectron will indirectly acquire all of C-MAC's outstanding shares and C-MAC will thereby become an indirect subsidiary of Solectron. Each C-MAC common share will be exchanged for 1.755 shares of Solectron common stock, 1.755 shares of a Canadian subsidiary of Solectron that are exchangeable for shares of Solectron common stock or a combination of both.

Completion of the combination remains conditional on obtaining a final order from the Superior Court of Quebec and the satisfaction or waiver of all other customary closing conditions. A Superior Court of Quebec hearing will take place Thursday, Nov. 29, 2001, and closing is expected within the next week.

SAFE HARBOR

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the business combination of Solectron and C-MAC, which, based on current expectations, involves a number of risks and uncertainties, including the satisfaction or waiver of all conditions to closing set forth in the combination agreement between

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Solectron and C-MAC. For a further list and description of risks and uncertainties related to the combination, see the Registration Statement on Form S-4 (Registration No. 333-69182) filed by Solectron with the Securities and Exchange Commission.

ABOUT SOLECTRON

Solectron (www.solectron.com) provides a full range of global manufacturing and supply-chain management services to the world's premier high-tech electronics companies. Solectron's offerings include new-product design and introduction services, materials management, high-tech product manufacturing, and product warranty and end-of-life support. Solectron, the first two-time winner of the Malcolm Baldrige National Quality Award, has a full range of industry-leading capabilities on five continents. Its headquarters are in Milpitas, Calif.

Analysts Contact:

Thomas Alsborg, Solectron Corporation, (408) 956-6614 (U.S.), thomasalsborg@ca.slr.com

Media Contact:

Kimi Nishita, Solectron Corporation, (408) 956-6213 (U.S.), kiminishita@ca.slr.com